2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

July 19, 2013

Via EDGAR Transmission

Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Pooled Trust File Nos. 033-40991/811-06322

Dear Ms. DiAngelo Fettig:

On behalf of Delaware Pooled Trust (the “Registrant”), the following are the Registrant’s responses to the follow-up comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s initial responses to the Staff’s comments on the  annual shareholder report for the Delaware REIT Fund (the “REIT Annual Report”) and the multi-fund annual shareholder report (the “Multi-Fund Annual Report” and together with the REIT Annual Report, the “Annual Reports”), each for the fiscal year ended October 31, 2012 that were filed on Form N-CSR on January 7, 2013.  The initial response letter was filed via Edgar correspondence on May 17, 2013.  Each additional Staff comment is summarized below in bold, followed by the Registrant’s response to the comment.

1.             Comment:  When will the series and class information be updated to indicate that The Global Real Estate Securities, The International Fixed Income and The Global Fixed Income Portfolios are no longer active.

Response:  The Registrant designated the Portfolios as inactive on the Edgar system on May 31, 2013.

2.             Comment:  The Edgar system indicates that ticker symbols are available for the Registrant’s Portfolio.  Include those ticker symbols in the Registrant’s disclosure documents.

Response:  The Registrant will include the ticker symbols on the front covers of the Portfolios’ prospectuses and statement of additional information as required by Form N-1A.

3.             Comment:  Because the 2007 Form 24F-2 was filed late, was there any associated interest due?  If so, was it paid?  Additionally, Box 4b of Form 24F-2 was not checked to indicate that the form was filed late.  This box should be checked in the future in the event of any late filings.

Christine DiAngelo Fettig
July 19, 2013

Response:  At the time the Registrant filed its Form 24f-2 for the fiscal year ended October 31, 2007, the Registrant believed that the filing was timely.  Because the Registrant filed the Form 24F-2 notice one day late, it will amend the filing, noting that it was late and paying the related interest due.  In the future, the Registrant will ensure that Item 4(b) is checked if a filing is late.

4.             Comment:  Regarding the Registrant’s response to the Staff’s comment that future annual reports should indicate what portion of paid-in-kind (“PIK”) bonds are cash investments and what portion reflects the interest payment, the Staff believes the Registrant should disclose that interest is paid partially in cash and partially in-kind.  The Staff refers the Registrant to the AICPA expert panel meeting minutes dated November 8, 2012.  During that meeting, reference was made to splitting out the PIK bond portion of interest from the cash portion.  Also, as noted in the January 13, 2011 AICPA expert panel meeting highlights, when securities pay interest partially in cash and partially-in-kind, registrants should disclose that a portion of the interest is PIK and should disclose both the cash and PIK rates in the schedule of investments (SOI) or in a footnote to the SOI.

Response:  Any Portfolio of the Registrant holding PIK bonds will identify in future reports under its statement of net assets what percentage of any PIK bond interest is paid in-kind versus paid in cash.  Additionally, to the extent that any PIK bond makes its interest payments strictly in-kind, the applicable Portfolio holding such security will include a footnote to its statement of net assets explaining that 100% of the interest is paid in-kind.

5.             Comment:  With respect to the Staff’s prior comment concerning the significant difference in portfolio turnover, did The Large Cap Value Equity Portfolio’s statement of additional information include an explanation for the significant variation in its portfolio turnover rate for the last two fiscal years as required by Item 16(e) of Form N-1A?

Response:  On page 6 of the definitive version of the statement of additional information, dated February 28, 2013 and filed on March 8, 2013, a footnote under the portfolio turnover rate table provides an explanation of the variation in The Large Cap Value Equity Portfolio’s portfolio turnover rate during the past two fiscal years.  The footnote states as follows:

“The Large Cap Value Equity Portfolio experienced an increase in portfolio turnover for the fiscal year ended October 31, 2011 due to an investment, and subsequent redemption, by a significant shareholder.”

6.             Comment:  Indicate whether The Emerging Markets Portfolio’s purchase and redemption reimbursement fees are reflected in the hypothetical expense example beginning in the 2013 prospectus.

Response:  The purchase and redemption reimbursement transaction fees are reflected in the hypothetical expense example included in the Portfolio’s 2013 prospectus.  To the best of the Registrant’s knowledge, these reimbursement fees were properly reflected in its prospectuses prior to 2012.  The Registrant’s fund accountants have confirmed that the reimbursement fees were included in the hypothetical expense example calculations for the years ending 2009 through 2011.

*           *           *

Christine DiAngelo Fettig
July 19, 2013

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the Annual Reports; (ii) Staff comments on the Annual Reports, or changes to the Annual Reports in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to the Annual Reports; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Annual Reports.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Daniel Geatens
Kathryn R. Williams, Esq.
Delaware Investments